Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Matthew K Kerfoot matthew.kerfoot@dechert.com +1 212 641 5694 Direct +1 212 698 3599 Fax

August 28, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Ms. Erin Martin

Re:	Frontier Funds

Post-Effective Amendment to Form S-1

Filed January 12, 2018

File No. 333-210313

Dear Ms. Martin:

This letter responds to comments of the U.S. Securities and Exchange Commission (the “SEC”) staff on Post-Effective Amendment (the “PEA”) to Frontier Funds’ registration statement on Form S-1 (the “Registration Statement”) under the Securities Act of 1933, as amended, filed with the SEC on January 12, 2018. The PEA contains information about the three series (each a “Fund” and collectively, the “Funds”) of Frontier Funds (the “Trust” and together with the Funds, the “Registrants”). The SEC staff’s comments were provided by you to Patrick J. Kane via email on February 8, 2018.

Throughout this letter, capitalized terms have the same meaning as in the PEA, unless otherwise noted. Summaries of the SEC staff’s comments, followed by the related responses of the Registrants, are set forth below:

General:

1.	Comment: We refer to our comment letter dated December 21, 2017 concerning your Form 10-K for the fiscal year ended December 31, 2016. Please resolve all Form 10-K comments prior to requesting effectiveness of this post-effective amendment.

Response: The Registrants confirm that all Form 10-K comments have been resolved in the Registrants’ annual report on Form 10-K filed with the SEC on April 2, 2018.

2.	Comment: We note your disclosure on page xvi and elsewhere that Chesapeake Capital Corporation, a CTA which the Funds previously accessed through the Galaxy Plus Fund platform, is no longer an advisor to any Galaxy Plus Fund as of December 31, 2017. We further note that the allocation and past performance data included in this post-effective amendment are as of September 30, 2017; however, no allocation or past performance data are included with respect to Chesapeake. Please revise to include allocation and past performance data relating to Chesapeake as of September 30, 2017, or tell us why this disclosure is not material to investors.

Response: The Registrants confirm that as of September 30, 2017, no Fund had any exposure to Chesapeake Capital Corporation’s trading program. Further, in the PEA filed with the SEC on August 23, 2018, the Registrants updated the past performance data under the heading “PAST PERFORMANCE OF THE SERIES” as well as the allocation data under the headings “DIVERSIFICATION SUMMARY” and “FUND EXPOSURE BY FUTURES STRATEGY” to be as of December 31, 2017, when Chesapeake Capital Corporation ceased serving as an advisor to the Galaxy Plus Funds and no Fund had any exposure to Chesapeake Capital Corporation’s trading program. Accordingly, the Registrants believe that the requested disclosure is not material to investors and respectfully decline to make any further revisions to the disclosure in response to this comment.

Frontier Funds – The Managing Owner and CPO:

3.	Comment: We note your response to comment 6 and your revised disclosure on page 49 regarding the liability and indemnification provisions of the Commodity Pool Operator Delegation Agreement between the managing owner and Wakefield Advisors LLC. Please revise your disclosure to describe the provisions of the Commodity Pool Operator Delegation Agreement pertaining to fees and termination. Additionally, please tell us what consideration you have given to filing the Commodity Pool Operator Delegation Agreement as an exhibit to the post-effective amendment. Please refer to Items 404 and 601(b)(10) of Regulation S-K.

Response: The Registrants have revised the disclosure consistent with this comment and confirm that a form Commodity Pool Operator Delegation Agreement has been filed as an exhibit to the PEA.

2

Trading Limitations, Policies and Swaps – Swaps:

4.	Comment: We note your response to comment 8 of our letter and your revised disclosure in this section and on pages ii and 1. Please revise to provide more detail regarding how factors such as “availability, costs, minimum account size, and liquidity” affect the decision to allocate to trading advisors versus entering into swaps.

Response: The Registrants have revised the disclosure consistent with this comment.

Item 16. Exhibits:

5.	Comment: Please revise to include an exhibit index setting forth the exhibits incorporated by reference in the post-effective amendment. Refer to Item 16(a) of Form S-1.

Response: The Registrants have revised the disclosure consistent with this comment.

Signatures:

6.	Comment: We note your response to comment 4 of our letter. We further note that the signature page included with this amendment is blank. Please revise to include the signatures of your principal executive officer or officers, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. Refer to Instruction 1 to Signatures on Form S-1 for guidance.

Response: The Registrants have revised the disclosure consistent with this comment.

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Should you have any questions or comments, please contact the undersigned at 212.641.5694.

Sincerely,

/s/ Matthew K. Kerfoot

Matthew K. Kerfoot